UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________
FORM 12b-25

SEC FILE NUMBER 0-21174

CUSIP NUMBER 05367P 10 0

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
For Period Ended: March 31, 2014

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

AVID TECHNOLOGY, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

75 Network Drive
Address of Principal Executive Officer (Street and Number)

Burlington, Massachusetts 01803
City, State and Zip Code

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, Avid Technology, Inc. (the “Company”) is in the process of restating its financial statements for the fiscal years ended December 31, 2011, 2010 and 2009 and for its quarterly periods ended September 30, 2012 and 2011, June 30, 2012 and 2011, and March 31, 2012 and 2011.

Pending completion of the restatement work, the Company is not able to complete and cannot file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 by the prescribed due date or by May 19, 2014, the fifth calendar day after the prescribed due date. The Company is continuing to target mid-2014 for completion of the restatement.

Please refer to the disclosures in the Form 8-K filed on May 21, 2013 and the Company’s subsequent filings with the SEC including the Form 8-K filed on May 13, 2014, for additional information regarding the Company's ongoing accounting evaluation, and for information regarding the Company's delayed filing of its periodic reports for the fiscal year ended December 31, 2012 and thereafter.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John W. Frederick	(978) 640-6789

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☒ No
Annual Report on Form 10-K for the years ended December 31, 2012 and December 31, 2013
Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2013

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

☒ Yes	☐ No

As disclosed above, the Company has concluded that the Company's prior period financial statements should be restated. Management's work on the pending restatement is not yet complete and the Company is not in a position at this time to compare results of operations for the quarters ended March 31, 2013 and 2014 respectively.

Cautionary Note Regarding Forward-Looking Statements
Except for historical information contained in the Form 8-K, this Form 8-K includes forward-looking statements that involve risks and uncertainties, including statements about Avid's anticipated plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding the ongoing evaluation of Avid's current and historical accounting practices and treatment of various items, including software updates and the outcome and timing of such evaluation. These forward-looking statements are based on current expectations as of the date of this filing and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to the following: the effect on the Company’s sales, operations and financial performance resulting from: delays in Avid's completion of its financial statements and the filing of its periodic reports; the delisting of its stock from the NASDAQ stock market and the Company’s ability to have its shares relisted on the NASDAQ stock market; the previously disclosed ongoing SEC and Department of Justice inquiries; pending litigation and possibility of further legal proceedings adverse to the Company resulting from the restatement or related matter; the costs associated with the restatement and the SEC and DOJ inquiries; the identified material weakness in Avid's internal controls; recent changes in Avid's management; recent changes in Avid’s external accountants; Avid's ability to execute its strategic plan and meet customer needs; its ability to produce innovative products in response to changing market demand, particularly in the media industry; competitive factors; history of losses; fluctuations in its revenue, based on, among other things, Avid's performance in particular geographies or markets, fluctuations in foreign currency exchange rates and seasonal factors; adverse changes in economic conditions; and Avid's liquidity. Moreover, the business may be adversely affected by future legislative, regulatory or tax changes as well as other economic, business and/or competitive factors. The risks included above are not exhaustive. These and other factors that could adversely affect Avid's business and prospects are described in the filings made by the Company with the SEC. Avid expressly disclaims any obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

 Avid Technology, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2014	By:	/s/ John W. Frederick
	Name:	John W. Frederick
	Title:	Executive Vice President, Chief Financial
Officer and Chief Administrative Officer